Exhibit 99.1
For Immediate Release

Cimetrix Announces First Quarter 2014 Financial Results
Software Revenue Increases 5% From Prior Year Quarter

SALT LAKE CITY, UT — May 13, 2014 — Cimetrix Incorporated (OTCQB: CMXX, www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for the first quarter of 2014.

First Quarter 2014 Financial Results
  Total software revenue for the quarter was $1,419,000, up 5% year-over-year and also up 5% compared to Q4 2013.
  Total revenue, including Professional Services, was $1,473,000, up 5% year-over-year.
  Revenue from software license updates and product support continues to increase year-over-year as we gain design wins and grow our customer base.
  Income before income taxes for the quarter was $53,000 compared to $30,000 in Q1 2013.
Management Comments
Commenting on the quarterly results, Bob Reback, president and chief executive officer of Cimetrix, stated, “The semiconductor equipment market is a very cyclical industry. Our business model is to continue to invest in product development during the down cycles, while remaining profitable, and then build revenue and profit during the upcycles. All indications are we are in an upcycle for 2014, which should be a good year for Cimetrix as we deliver higher levels of customer shipments. We remain focused on satisfying our customers, continually improving our products, research and development activities and gaining new design wins.

“What is particularly exciting is our continued success in gaining new design wins for all of our product lines worldwide. We believe we have the best products in the industry and are pleased when customers entrust us with their selection of our products. During this upcycle, we are increasing our investments in R&D to pursue new product opportunities to expand our business.”

First Quarter 2014 Highlights
  Continuing design win momentum. Five new design wins, including key wins in North America, Japan and Korea. The effect of winning new designs is to build a long-term revenue stream for runtime licenses once the customer begins shipping the equipment.
  Major new design wins for CIMControlFramework™ equipment automation software.Gaining traction in equipment control software with new design wins for CIMControlFramework, the leading product of choice for equipment makers that want robust software functionality and fastest time-to-market.
  Increasing adoption of EDA/Interface A. Supported one of the world’s largest chip makers in integrating EDA/Interface A requirements into its equipment procurement specifications. The Company is also working with customers to adopt EDA/Interface A for data collection and analysis applications.
Second Quarter 2014 Outlook
Information from industry analysts and from our customers indicates 2014 should be a good year. We expect to remain profitable on a quarterly basis and provide solid double-digit revenue growth year-over-year.

About Cimetrix Incorporated
Cimetrix (OTCQB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMISECS/GEM, GEM300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™ Plus. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member in both Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and SEMATECH.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #
Company Contact
Rob Schreck
Cimetrix Incorporated
Phone: (801) 256-6500
rob.schreck@cimetrix.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
ASSETS	2014	2013
Current assets:
Cash	$749,000	$887,000
Accounts receivable, net	1,003,000	797,000
Inventories	52,000	56,000
Prepaid expenses and other current assets	97,000	72,000
Deferred tax asset - current portion	182,000	144,000
Total current assets	2,083,000	1,956,000

Property and equipment, net	52,000	48,000
Goodwill	64,000	64,000
Deferred tax asset - long-term portion	1,150,000	1,194,000
Other assets	6,000	6,000

	$3,355,000	$3,268,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$69,000	$56,000
Accrued expenses	116,000	178,000
Deferred revenue	331,000	273,000

Total liabilities	516,000	507,000

Commitments and contingencies

Stockholders’ equity:
Common stock: $.0001 par value, 100,000,000 shares
authorized, 45,042,006 and 45,042,006 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,805,000	33,774,000
Treasury stock: 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(30,921,000)	(30,968,000)
Total stockholders’ equity	2,839,000	2,761,000
	$3,355,000	$3,268,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended
	March 31,
	2014	2013
Revenues:
New software licenses	$1,105,000	$1,115,000
Software license updates and product support	314,000	234,000
Total software revenues	1,419,000	1,349,000
Professional services	54,000	50,000

Total revenues	1,473,000	1,399,000

Operating costs and expenses:
Cost of revenues	502,000	583,000
Sales and marketing	257,000	266,000
Research and development	283,000	191,000
General and administrative	368,000	315,000
Depreciation and amortization	10,000	17,000

Total operating costs and expenses	1,420,000	1,372,000

Income from operations	53,000	27,000

Other income (expenses):
Other income	-	3,000

Total other expenses, net	-	3,000

Income before income taxes	53,000	30,000

Provision for income taxes	6,000	1,000

Net income	$47,000	$29,000

Net income per common share:
Basic	$0.00	$0.00
Diluted	$0.00	$0.00

Weighted average number of shares
outstanding:
Basic	45,227,000	45,746,000
Diluted	45,852,000	46,373,000